December 20, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-1004

Re:	MGO Global Inc.
Registration Statement on Form S-1, as amended
File No. 333-282517

Ladies and Gentlemen:

As the placement agent of the proposed offering of MGO Global Inc. (the “Company”), we hereby withdraw our prior letter to join the acceleration request of the Company dated December 19, 2024 for the above-referenced Registration Statement.

Very truly yours,

Maxim Group LLC

By:	/s/ Larry Glassberg
Name:	Larry Glassberg
Title:	Co-Head of Investment Banking